

May 6, 2013

<u>Via E-mail</u>
Mr. Ronald M. Lombardi
Chief Executive Officer
Prestige Brands Holdings, Inc.
660 White Plains Road
Tarrytown, New York 10591

Re: Prestige Brands Holdings, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 18, 2012
File No. 001-32433

Dear Mr. Lombardi:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief